Exhibit 99.1

Baosheng Media Group Holdings Limited Announces Share Consolidation

Beijing, China, May 24, 2022 (GLOBE NEWSWIRE) -- Baosheng Media Group Holdings Limited (NASDAQ: BAOS) (“Baosheng” or the “Company”), a China-based online marketing solution provider, today announced that the Company plans to effect a share consolidation of 3.2 ordinary shares with par value of $0.0005 per share each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.0016 (the “Share Consolidation”). As a result of the Share Consolidation, each 3.2 pre-split ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders.

The Share Consolidation will be effective on May 24, 2022. Beginning with the opening of trading on May 25, 2022, U.S. Eastern time, the Company’s ordinary shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “BAOS” but under a new CUSIP number of G08908 116. No fractional shares will be issued in connection with the Share Consolidation. All fractional shares will be rounded up to the whole number of shares. Immediately following the Share Consolidation, the authorized share capital of the Company will be US$50,000 divided into 31,250,000 ordinary shares of par value of US$0.0016 each.

About Baosheng Media Group Holdings Limited

Baosheng Media Group Holdings Limited, headquartered in Beijing, China, is an online marketing solution provider in China. The Company advises advertisers on online marketing strategies, offers value-added advertising optimization services and facilitates the deployment of online ads in various forms, such as search ads, in-feed ads, mobile app ads and social media marketing ads. The Company is dedicated to helping its advertiser clients manage their online marketing activities with a view to achieving their business goals. For more information, please visit the Company’s website at http://ir.bsacme.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” ”anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Investor Relations Contact:
Tina Xiao
Ascent Investor Relations LLC
+1-917-609-0333
tina.xiao@ascent-ir.com